Exhibit (a)(5)(ix)

PRESS RELEASE

CONTACTS:

Daniel H. Burch (212)-929-5748

Jeanne M. Carr (212)-929-5916

MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

Newcastle Partners Requests that Whitehall Jewellers Finally Meet with it

After Weeks of Delay

Glass Lewis Supports Election of Newcastle Nominees to Whitehall Jewellers’ Board and Recommends Rejection of Prentice Financing Proposals

Glass Lewis Recognizes Prentice Financing Would Have Substantial Dilutive Effect on Whitehall Shareholders and Would Give Prentice Control of the Company with No Premium Paid to Whitehall Shareholders

DALLAS, TX - January 12, 2006 - Newcastle Partners, L.P. is pleased to announce that Newcastle has received a letter from Whitehall Jewellers, Inc. (Pink Sheets: JWLR.PK) which, although criticizing Newcastle’s offer as not superior, does hold out the possibility that Whitehall might finally be willing to meet with Newcastle after weeks of delay to negotiate definitive agreements to consummate Newcastle’s tender offer.

Newcastle Partners, through its whole-owned subsidiary, commenced a cash tender offer to purchase all of the outstanding shares of Whitehall on December 5, 2005. On January 4, 2006, Newcastle announced that it was increasing its offer price to $1.50 per share, extending the termination date of the offer to 5:00 pm, New York City time on Friday, January 27, 2006 and eliminating or amending a number of conditions to its offer. Newcastle now believes that the majority of the remaining conditions are now in the control of the Board of Directors of Whitehall.

Newcastle’s response is set forth below:

“Newcastle Partners, L.P.

January 11, 2006

Via Facsimile and Federal Express

Daniel Levy

c/o Board of Directors

Whitehall Jewellers, Inc.

155 North Wacker Drive

Chicago, Illinois 60606

Dear Dan:

We find ourselves responding to yet another letter from you, on behalf of Whitehall Jewellers, Inc., which we received today criticizing the efforts made by Newcastle Partners, L.P. to present a superior offer to Whitehall, its stockholders and creditors. In your letter you again seek to establish yet another roadblock for reasons why not to proceed, criticizing documents previously delivered to Whitehall as drafts, which have never been commented on by Whitehall despite our requests for comments, as well as setting a list of preconditions for meeting with us, although we have been requesting for weeks that we meet to discuss all issues concerning our offer. It seems that what the Board of Directors wants to do is to delay any negotiations with Newcastle until such time as a timely closing is not possible and stockholders are forced to choose between the coercive and inferior Prentice proposal and the Board’s threat of a bankruptcy filing, rather than Newcastle’s offer of immediate liquidity at $1.50 per share.

In an effort to move forward, however, and not argue about statements contained in your letter, we propose that we meet immediately in New York, or any other place of your choosing, to negotiate definitive documents, including the draft Merger Agreement and Bridge Loan previously supplied to Whitehall by Newcastle, as well as any and all other necessary documents, agreements and mechanics required or reasonably advisable in connection with the timing and funding of our offer and related financings, as well as the transactions closings. At this meeting we are prepared to provide bank and brokerage statements verifying that Newcastle has capital of sufficient amount and the liquidity to provide the proposed financing and close the offer, as well as to discuss appropriate mechanics in connection with the financing and offer, and to assure Whitehall that the necessary funds will be available at all times to fund the transaction.

Newcastle is ready, willing and able to meet at your earliest convenience, and suggest tomorrow morning. We propose that a meeting be convened at 10:00 am at the offices of our attorneys, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York. Of course, we would be pleased to have tomorrow’s meeting at your attorney’s offices if you would prefer—we don’t stand on formality, we believe it is crucial that we finally meet to discuss substantive issues which could benefit all stockholders.

As we have continually said, we do not believe the Prentice financing proposal is in Whitehall’s or its stockholders’ best interests. We would welcome the opportunity to proceed forward and discuss any reasonable changes to the draft merger agreement and bridge financing agreements we previously submitted to Whitehall. Our offer is fully capable of being promptly consummated and the Board should stop wasting valuable time by setting preconditions and negotiating through public filings rather than at the bargaining table. We call on the Whitehall Board to stop using smear tactics and misstatements in its public filings, and to carefully review our offer and negotiate with us in good faith. We are confident that under such a circumstance a definitive merger agreement can be promptly negotiated within 48 hours and the tender offer closed by January 31, 2006. Under these circumstances, we do not understand how the Board can justify selling up to 87% of Whitehall to Prentice for as little as $.75 per share rather than allowing stockholders to receive $1.50 per share now from our offer.

Newcastle and its representatives stand ready to meet with the Board of Directors and its representatives as soon as possible. Please contact the undersigned at (214) 661-7474 or our counsel, Steven Wolosky (212-451-2333) or Adam Finerman (212-451-2289), to discuss any questions the Board might have.

Very truly yours,

NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P., its general partner
By: Newcastle Capital Group, L.L.C., its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

cc:	Board of Directors

Mr. Robert L. Baumgardner,

Chief Executive Officer”

Newcastle Partners, L.P. also announced today that another leading proxy advisor, Glass Lewis & Co., has recommended that shareholders of Whitehall vote AGAINST the Prentice Financing proposals and FOR the Newcastle Partners director nominees at the Special Meeting of Stockholders scheduled for January 19, 2006.

In its analysis, Glass Lewis recognized that, “Newcastle’s tender offer presents shareholders with a more certain value, and a premium, in exchange for their shares,” and that, “Electing the Newcastle nominees to the board will facilitate a sale agreement and fair value for Whitehall shareholders.”

Speaking on behalf of Newcastle Partners, managing member Mark Schwarz stated: “Having the premier proxy advisors, ISS and now Glass Lewis, recommend a vote FOR the Newcastle nominees and a vote AGAINST the Prentice Financing proposals, clearly bolsters our case that the current Board and management team do not have the best interests of shareholders at heart. We continue to urge our fellow stockholders to vote the GREEN proxy card to help produce maximum value for all Whitehall stockholders.”

Mr. Schwarz reiterated that: “We believe our offer provides Whitehall’s shareholders with a clearly superior alternative to the Prentice transaction. With the elimination of the financing contingency condition from our offer, we do not understand how the Board can continue to justify selling up to 87% of Whitehall to Prentice for as little as $.75 per share rather than allowing shareholders to receive $1.50 per share now.”

Mr. Schwarz concluded, “The Whitehall Board needs to act now to level the playing field and stop the Prentice deal from going forward until shareholders are able to make an unimpeded choice as to whether they want our premium offer of $1.50 per share or the Prentice Financing which gives shareholders no payment whatsoever.”

Newcastle, through its whole-owned subsidiary, commenced a cash tender offer to purchase all of the outstanding shares of Whitehall on December 5, 2005. On January 4, 2006, Newcastle announced that it was increasing its offer price to $1.50 per share, extending the termination date of the offer to 5:00 pm, New York City time on Friday, January 27, 2006 and eliminating or amending a number of conditions to its offer. Newcastle now believes that the majority of the remaining conditions are now solely in control of the Board of Directors of Whitehall.

Shareholders who have questions or need assistance in voting their GREEN proxy card are encouraged to call Newcastle’s proxy solicitors, MacKenzie Partners, Inc. toll-free at (800) 322-2885.

The solicitation and the offer to buy Whitehall Jewellers, Inc.’s common stock is only made pursuant to the Offer to Purchase and related materials that Newcastle Partners, L.P. and JWL Acquisition Corp. filed on December 5, 2005, as amended December 22, 2005, January 4, 2006, January 5, 2006 and January 9, 2006. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from MacKenzie Partners, the Information Agent for the offer, or from Newcastle Partners, L.P.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Newcastle Partners, L.P. (“Newcastle”), together with the other Participants (as defined below), has made a definitive filing with the SEC of a proxy statement (the “Definitive Proxy Statement”) and accompanying proxy card to be used to solicit votes against proposals of Whitehall Jewellers, Inc. (the “Company”) relating to a pending financing transaction between the Company and investment funds managed by Prentice Capital Management, L.P. and

Holtzman Opportunity Fund, L.P. and for the election of its slate of director nominees at a special meeting of stockholders scheduled for January 19, 2006 (the “Special Meeting”).

NEWCASTLE ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS RELATING TO THE SPECIAL MEETING AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS, WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885 OR BY E-MAIL AT: PROXY@MACKENZIEPARTNERS.COM.

THE PARTICIPANTS IN THE PROXY SOLICITATION ARE NEWCASTLE PARTNERS, L.P., NEWCASTLE CAPITAL MANAGEMENT, L.P., NEWCASTLE CAPITAL GROUP, L.L.C, JWL ACQUISITION CORP., MARK E. SCHWARZ, STEVEN J. PULLY, JOHN P. MURRAY, MARK A. FORMAN AND CLINTON J. COLEMAN (THE “PARTICIPANTS”). INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE 13D JOINTLY FILED WITH THE SEC ON APRIL 19, 2005, AS SUBSEQUENTLY AMENDED ON JULY 7, 2005, OCTOBER 27, 2005, NOVEMBER 30, 2005, DECEMBER 5, 2005, DECEMBER 14, 2005, DECEMBER 29, 2005, JANUARY 5, 2006 AND JANUARY 9, 2006 AND THE DEFINITIVE PROXY STATEMENT.

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